Exhibit 21

SUBSIDIARIES OF ADTRAN, INC.

December 31, 2007

Name of Subsidiary	Country or State of Incorporation
ADTRAN Networks, Pty. Ltd.	Australia
ADTRAN Asia-Pacific, Inc.	Delaware
ADTRAN Networks Hong Kong Limited	Hong Kong
ADTRAN Europe Limited	United Kingdom
ADTRAN Canada, Inc.	Canada
ADTRAN Networks S.A. de C.V.	Mexico
ADTRAN Networks GmbH i. L.	Germany
ADTRAN Singapore Pte. Ltd.	Singapore

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